Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
Of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (“Exelon”), Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data: Exelon – Note 19, ComEd – Note 15, PECO – Note 14, and Exelon Generation – Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 – Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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The following document is talking points used by managers in discussing the proposed transaction with Exelon employees.

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December 20, 2004

Key Manager Detailed Talking Points
Please use when communicating information about the Exelon and PSEG merger with your employees.

Exelon and PSEG Merger Background

•	The Exelon and PSEG merger will create the nation’s largest utility holding company with approximately $79 billion in total assets, $26 billion in annual revenues and $3.2 billion in annual net income.

•	The new holding company, named Exelon Electric & Gas, will serve more than 7 million electric customers and more than 2 million gas customers in Illinois, New Jersey and Pennsylvania serving three major metropolitan areas with a total population of approximately 18 million people.

•	The combination will create the nation’s largest power generator, with a domestic generation portfolio of more than 52,000 megawatts, of which more than 20,000 megawatts are produced from low-cost, low carbon nuclear generation facilities.

Key Merger Information

•	The merger is conditioned, among other things, upon the approvals of the shareholders of both companies and several federal and state regulators. The companies anticipate that the regulatory approvals can be obtained in 12 to 15 months.

•	Upon completion of the merger, Exelon Electric and Gas will locate its corporate headquarters in Chicago. The generation business as well as PSEG’s international and investment businesses will be in headquartered in Newark, New Jersey. The trading business and the nuclear headquarters will be located in Pennsylvania. The headquarters for the regulated utilities will remain in their current location.

•	Exelon’s CEO, John W. Rowe, will become the president and CEO of the new company upon completion of the merger. PSEG’s CEO, E. James Ferland, will become non-executive chairman of the board of the new company until his planned retirement in the spring of 2007.

•	Exelon and PSEG expect net cost savings from the merger to be approximately $400 million pre-tax in the first full year after closing of the merger, growing to $500 million by the second year.

•	The transaction is anticipated to be immediately accretive to both companies’ earnings and cash flow per share in the first year after closing.

•	Savings are expected to come from the elimination of duplicative activities and improved operating efficiencies, primarily in nuclear and other generation operations, marketing and trading, corporate and business services and transmission and distribution. Approximately 70% of the savings will come from the unregulated businesses, with the remaining 30% percent from the regulated utilities.

•	The companies will seek to minimize the impact of the merger on the workforce through a combination of attrition and separation packages. Reductions due to the merger are expected to be approximately 5% of the consolidated workforce of 28,000.

•	All union contracts will be honored.

•	The companies have entered into a nuclear operating services contract, commencing Jan. 17, 2005, under which Exelon will provide personnel to work full time in the PSEG nuclear organization and will provide its nuclear expertise to assist PSEG in improving the operation of the Salem and Hope Creek nuclear units.

Exelon and PSEG Merger Benefits

The Merger is Strategically Compelling

•	PSEG’s outstanding T&D operations and Exelon’s world-class nuclear performance complement each other.

Increased scale and scope in both distribution and generation

•	The combination of three utility franchises, ComEd in Illinois, PECO Energy in Pennsylvania and PSE&G in New Jersey, will allow for improved utility services at lower costs.

•	The combined company’s generation assets, including approximately 20,000 megawatts of low-cost nuclear generation, will reduce both companies’ stand-alone generation costs and create a more balanced portfolio in terms of geography, fuel mix and dispatch flexibility.

•	Increased scale and scope will also strengthen the combined company’s balance sheet, increasing the financial flexibility of the new company and better positioning it to meet the changing landscape of the energy industry into the future.

Consistent profitability and growth

•	About half of the combined company’s earnings and cash flow will come from the three regulated utilities with the other half coming from the unregulated generation side. This will enable the new company to prosper through changing energy markets and regulatory conditions.

•	The combined company, with its strategy of balancing regulated utility businesses with a large unregulated, low-cost, low-emissions generation business will provide strong earnings and cash flow growth.

•	Operating in three different states and in two different geographical regions further diversifies risks and increases consistency of earnings, as does the improved generation fuel mix and dispatch flexibility.

•	The combined gas distribution companies complement the electricity side of the regulated utilities, further balancing overall earnings and cash flow.

Customer and public benefits

•	The merger allows the sharing of resources and best practices that will enhance operations and create efficiencies at all levels, including generation, transmission, distribution and power marketing. For example, the combined entity will have greater resources upon which to call for storm response.

•	In addition, the merged entity will draw upon the intellectual capital, technical expertise and experience of a deeper and more diverse workforce by virtue of the combination of human resources.

•	Exelon and PSEG have had solid and improving records on safety, reliability and customer satisfaction, and the merged company will build on that success.

•	Moreover, the new company will maintain its substantial presence in the cities and communities it serves, and will sustain its record of significant charitable and civic contributions and promotion of economic development.

•	These improvements will benefit customers and the public in terms of quality and cost of the service they receive.

Combined expertise in competitive markets

•	New Jersey, Pennsylvania and Illinois all have passed legislation offering market competition to the retail electricity and gas industries and are now in varying phases of the transition to full competition.

•	The regulatory knowledge and experience that this transaction brings to the companies will enhance the merged company’s ability to manage this transition to competition to the benefit of both customers and shareholders. In particular, PSEG’s experience with the New Jersey auction process for procurement of power for regulated utility customers will be an important asset for ComEd as it nears the end of its transition period in 2006, where a similar auction process is expected to be developed over the next two years.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 20, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.